

Mail Stop 6010

February 5, 2008

Via Facsimile and U.S. Mail

Mr. Matthias Heinze
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re:** **Rotoblock Corporation**
> **Form 10-KSB/A2 for the fiscal year ended April 30, 2007**
> **Filed December 17, 2007**
> **File No. 0-51428**

Dear Mr. Heinze:

We have reviewed your filing and have the following commens. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise the filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB/A2 for the fiscal year ended April 30, 2007</u>

<u>Report of Independent Registered Public Accounting Firm, page 24</u>

1.   We note that the report of your independent auditor states that it did not audit the financial statements for the period from the date of inception on September 2, 2003 through April 30, 2006. We further note that the audit report provided on page 49 refers to the audit of the financial statements for the years ended April 30, 2005 and 2006 but states that the April 30, 2004 figures were audited by another auditor. In light of the fact that your current auditor has stated that it did not audit the financial statements included in the filing relating to the period from September 2, 2003 through April 30, 2006, please revise to also include an audit report covering the period from September 2, 2003 through April 30, 2004. Please also obtain and include an updated consent from this former auditor regarding the inclusion of its audit report.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                        Sincerely,

                        Kevin L. Vaughn
                        Branch Chief